                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                SCHEDULE 13G/A

                 Under the Securities Exchange Act of 1934
                          (Amendment No.       )*
                                         ------

                     International Rectifier Corporation
                     -----------------------------------
                              (Name of Issuer)

                                   Common
                     ----------------------------------
                       (Title of Class of Securities)

                                460254-10-5
                     ----------------------------------
                              (CUSIP Number)

   Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

   The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))


                              Page 1 of  4  Pages
                                        ---

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CUSIP No. 460254-10-5               13G/A                 Page  2  of  4  Pages
          -----------                                          ---    ---

- -------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

          Eric Lidow          S.S.# ###-##-####
- -------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  /   /
     of a Group*                               (b)  / X /
- -------------------------------------------------------------------------------
 (3) SEC Use Only

- -------------------------------------------------------------------------------
 (4) Citizenship or Place of Organization

          United States
- -------------------------------------------------------------------------------
Number of Shares              (5) Sole Voting
 Beneficially                       Power              1,390,560  *
 Owned by                    --------------------------------------------------
 Each Reporting               (6) Shared Voting
 Person With                        Power                 --
                             --------------------------------------------------
                              (7) Sole Dispositive
                                    Power              1,390,560  *
                             --------------------------------------------------
                              (8) Shared Dispositive
                                    Power                 --
- -------------------------------------------------------------------------------
 (9) Aggregate Amount Beneficially Owned by Each Reporting Person

          1,390,560  *
- -------------------------------------------------------------------------------
(10) Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*

         / X /
- -------------------------------------------------------------------------------
(11) Percent of Class Represented by Amount in Row (9)

          5.6%
- -------------------------------------------------------------------------------
(12) Type of Reporting Person*

          IN
- -------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

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                                                          Page 3 of 4

                           EXHIBIT TO SCHEDULE 13G/A


Item 1(a)      NAME OF ISSUER:
               International Rectifier Corporation

Item 1(b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
               233 Kansas Street
               El Segundo, California 90245

Item 2(a)      NAME OF PERSON FILING:
               See Item 1 of Page 2

Item 2(b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE:
               233 Kansas Street
               El Segundo, California 90245

Item 2(c)      CITIZENSHIP:
               See Item 4 of Page 2

Item 2(d)      TITLE OF CLASS OF SECURITIES:
               Common Stock

Item 2(e)      CUSIP NUMBER:
               See cover page

Item 4         OWNERSHIP:
               See Items 5, 6, 7 and 8 of Page 2 and footnote below

Items 5-9      Not applicable


- --------------------------------------------------------------------------------


* Amount includes: 138,915 shares owned of record by one trust, of which I am the trustee and one son is the beneficiary. I disclaim any beneficial ownership in any of these shares; and 92,000 shares exercisable under the Company's stock option plans.
     Not included in this amount are 20,913 shares held by the Lidow Foundation, of which I am a director. I disclaim any beneficial ownership in any of these shares.

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                                                          Page 4 of 4



                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                             /s/  Eric Lidow
                                             -----------------------------
                                             Eric Lidow